October 18, 1995



Filing Officer
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

      Re:   Form 8-A; Registration of Common Stock, $1 Par
            Value Pursuant to Section (12b)

Gentlemen:

Please consider this a request for acceleration. It is our understanding that the registration will not be effective until the Commission has been notified by the New York Stock Exchange that the Common Stock of Pioneer Hi-Bred International, Inc. has been approved by the Exchange for listing and registration. We presently expect that to occur on November 7, 1995.

Please feel free to contact William J. DeMeulenaere at 515-248-4820 with any questions. Thank you.


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                                FORM 8-A

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        PIONEER HI-BRED INTERNATIONAL, INC.__________
            (Exact name of registrant as specified in its charter)


                           IOWA                     42-0470520       _
(State of incorporation or organization)          (IRS Employer
                                                Identification No.)


700 Capital Square, 400 Locust Street, Des Moines, Iowa    50309_____
  (Address of principal executive offices)               (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:


   Title of each class                    Name of each exchange on which
   to be so registered                    each class is to be registered


   Common Stock, $1 Par Value         New York Stock Exchange___________


Securities to be registered pursuant to Section 12(g) of the Act:


                                None____________________________________
                          (Title of Class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Common Stock, $1 Par Value. The capital stock of Pioneer Hi-Bred International, Inc. (the 'Company' or 'Registrant') to be registered on the New York Stock Exchange, Inc. (the 'Exchange'), is the Registrant's Common Stock with a par value of $1 per share. Each share of Common Stock entitles its holder to share ratably in all dividends that may be declared on the Common Stock. There is no cumulative voting in the election of directors. The holders of the Common Stock are entitled to share pro rata in the distribution of the Company's available assets upon liquidation or dissolution. There are no preemptive rights and all outstanding shares are fully paid and nonassessable.

A holder of shares of Common Stock is not personally liable for the acts or debts of the Registrant within the meaning of Iowa Code 490.622(2). While the Registrant has no shares of Serial Preferred Stock outstanding, its Articles of Incorporation authorize the Board of Directors to establish one or more series of Serial Preferred Stock and to fix and determine relative rights and preferences of the shares of each series.

Voting. In general, shares of Common Stock beneficially owned for less than 36 months have 1 vote per share and shares of Common Stock held for more than 36 months have five votes. The voting rights structure is set forth in Article IV.B of the Articles of Incorporation of The Company.
Article IV.B. reads in its entirety as follows (the Company is referred to as the Corporation in such provision):

B.   1.    Each outstanding share of common stock shall entitle the
           holder thereof to five votes on each matter properly submitted to the holders of shares of common stock for their vote, consent, waiver, release or other action; except that no holder shall be entitled to exercise more than one vote on any such matter in respect of any share of common stock with respect to which there has been a change in beneficial ownership during the thirty-six (36) months immediately preceding the date on which a determination is made of the shareholders who are entitled to take any such action.

     2. A change in beneficial ownership of an outstanding share of common stock shall be deemed to have occurred whenever a change occurs in any person or group of persons who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares (i) voting power, which includes the power to vote, or to direct the voting of such share; (ii) investment power, which includes the power to direct the sale or other disposition of such share; (iii) the right to receive or retain the proceeds of any sale or other disposition of such share; or
           (iv) the right to receive any distributions, including cash dividends, in respect of such share.

           a. In the absence of proof to the contrary provided in accordance with the procedures referred to in subparagraph (4) of this paragraph B, a change in beneficial ownership shall be deemed to have occurred whenever a share of common stock is transferred of record into the name of any other person.

           b. In the case of a share of common stock held of record in the name of a corporation, general partnership, limited partnership, voting trustee, bank, trust company, broker, nominee or clearing agency, or in any other name except a natural person, if it has not been established pursuant to such procedures that there has been no change in the person or persons who direct the exercise of the rights referred to in clauses 2(i) through 2(iv) of this paragraph with respect to such share of common stock during the period of thirty-six months immediately preceding the date on which a determination is made of the shareholders who are entitled to take any action (or since November 14, 1985 for any period ending on or before November 14,
                1988), then a change in beneficial ownership shall be deemed to have occurred during such period.

          c. In the case of a share of common stock held of record in the name of any person as trustee, agent, guardian or custodian under the Uniform Gifts to Minors Act as in effect in any state, a change in beneficial ownership shall be deemed to have occurred whenever there is a change in the beneficiary of such trust, the principal of such agent, the ward of such guardian or the minor for whom such custodian is acting or in such trustee, agent, guardian or custodian.

3. Notwithstanding anything in this paragraph B to the contrary, no change in beneficial ownership shall be deemed to have occurred solely as a result of:

         a. any event that occurred prior to November 14, 1985 or pursuant to the terms of any contract (other than a contract for the purchase and sale of shares of common stock contemplating prompt settlement), including contracts providing for options, rights of first refusal and similar arrangements in existence on such date to which any holder of shares of common stock is a party;

        b. any transfer of any interest in shares of common stock pursuant to a bequest or inheritance, by operation of law upon the death of any individual, or by any other transfer without valuable consideration, including a gift that is made in good faith and not for the purpose of circumventing this Article IV;

        c. any change in the beneficiary of any trust, or any distribution of a share of common stock from trust, by reason of the birth, death, marriage or divorce of any natural person, the adoption of any natural person prior to age 18 or the passage of a given period of time or the attainment by any natural person of a specific age, or the creation or termination of any

       d. any appointment of a successor trustee, agent, guardian or custodian with respect to a share of common stock if neither such successor has nor its predecessor had the power to vote or to dispose of such share of common stock without further instructions from others, whose identities remain unchanged;

      e. any change in the person to whom dividends or other distributions in respect to a share of common stock are to be paid pursuant to the issuance or modification of a revocable dividend payment order; or

      f. except as provided in subparagraph (5) of this paragraph B, any issuance of a share of common stock by the Corporation or any transfer by the Corporation of a share of common stock held in treasury, (i.e., the person acquiring the share shall be deemed on the date of issuance or transfer by the Corporation to have continuously beneficially owned such share for thirty-six (36) months), unless otherwise determined by the Board of Directors at the time of authorizing such issuance or transfer.

4. For purposes of this paragraph B, all determinations concerning changes in beneficial ownership, or the absence of any such change, shall be made by the Corporation. Written procedures designed to facilitate such determinations shall be established by the Corporation and refined from time to time. Such procedures shall provide, among other things, the manner of proof of facts that will be accepted and the frequency with which such proof may be required to be renewed. The Corporation and any transfer agent shall be entitled to rely on all information concerning beneficial ownership of the common stock coming to their attention from any source and in any manner reasonably deemed by them to be reliable, but neither the Corporation nor any transfer agent shall be charged with any other knowledge concerning the beneficial ownership of the common stock.

5. In the event of any stock split or stock dividend with respect to the common stock, each share of common stock acquired by reason of such split or dividend shall be deemed to have been beneficially owned by the same person continuously from the same date as that on which beneficial ownership of the share of common stock, with respect to which such share of common stock was distributed, was acquired.

6. Each share of common stock, whether at any particular time the holder thereof is entitled to exercise five votes for one, shall be identical to all other shares of common stock in all other respects, and together all of the common shares shall constitute a single class of shares of the Corporation.

7. Notwithstanding any provision in this paragraph B to the contrary, if at any time the common stock will be ineligible for inclusion on the National Market System of the National Association of Securities Dealers, Inc. Automated Quotation System (or such other similar automated quotation system as may exist at the time) so long as some but not all shares of common stock have five votes per share, then, upon a determination by the Board of Directors that the provisions of this paragraph B no longer are in the best interests of the shareholders, and without any shareholder action, each outstanding share of common stock shall entitle the holder thereof to one vote on each matter properly submitted thereafter to the holders of common stock for their vote, consent, waiver, release or other action.


Shareholder Rights Plan. The Registrant has adopted a Shareholder Rights Plan effective as of April 6, 1989 and amended and restated as of December 13, 1994 (the 'Rights Plan'). In connection with the effectiveness of the Rights Plan, the Board of Directors declared a dividend distribution of one right (a 'Right') for each outstanding share of Common Stock to shareholders of record on April 6, 1989. The Registrant has filed an 8-A registration for such Rights.

Limitations on Change in Control. The Registrant has in the past adopted various measures, including the Rights Plan and the voting structure discussed above, which, in the judgment of the Board of Directors, represent sound corporate policy and are in the best interests of the Registrant's shareholders. Several of these measures may, however, have an effect upon certain acquisition offers for control of the Registrant, including the following:

Classified Board of Directors. The Articles provide for the classification of the Board of Directors into three classes of directors serving staggered three-year terms, with the classes to be as nearly equal in number as possible. One class of directors stands for election at each annual meeting of shareholders. Therefore, at least two shareholder meetings would be required to effect a change in control of the Board.

Serial Preferred Stock. As discussed above, Serial Preferred Stock can be issued in one or more series by the Board of Directors without further shareholder approval. The Board of Directors has the power to determine the designations, preferences and rights of each such series. Because the Board of Directors has substantial discretion in setting the terms of the Serial Preferred Stock, such stock may act as a defensive measure. The Registrant does not have any plans, commitments or understandings to issue any Serial Preferred Stock.

Advance Notice of Shareholder Business Proposals. The Amended and Restated Bylaws provide for an orderly procedure for the notification of the Registrant of business which is to be presented by a shareholder at shareholder meetings. The procedure is designed to enable the Board to plan such meetings and also, to the extent it deems necessary or desirable, to inform the shareholders, prior to the meeting, of any new business that will be presented at the meeting.

The procedure may limit to some degree the ability of shareholders to initiate discussion at a shareholders' meeting. It will also preclude at a particular meeting the conducting of business for which the proper notice procedures have not been followed. Nothing precludes discussion by any shareholder of any business properly brought before the annual meeting of shareholders of the Registrant.

Advance Notice for Shareholder Nomination Proposals. The Amended and Restated Bylaws of the Registrant provide that only persons who are nominated in accordance with the procedures specified therein are eligible for election as directors. Such nominations may be made by the Board of Directors, by any committee appointed by the Board or by any shareholder of the Registrant entitled to vote for the election of directors at the meeting, provided that any shareholder seeking to nominate a person for election as a director of the Registrant has complied with the notice and other procedures.

Independence Policy. The Board has adopted a Statement of Independence which acknowledges the importance of the Registrant's continued independence to the achievement of its goals. Under Iowa law, consideration by the Board of the interests of such non-shareholder constituencies is consistent with its fiduciary duties.

Employee Benefit Plans. The Registrant presently has compensation plans that contain provisions which entitle participants to certain benefits in the event of a change in control. These measures individually and in the aggregate may have a defensive effect.

Removal for Cause. The Articles of Incorporation provide that the shareholders may remove directors, only for cause, by a vote of two-thirds of the shares then entitled to vote at an election of directors.

Special Meetings and Consents. The amended and restated Bylaws of the Registrant provide that special shareholder meetings can be called by the President, the majority of the Board or at the request of shareholders owning not less than one-tenth in amount of the entire capital stock of the Registrant issued and outstanding and entitled to vote. Certain other procedures as set forth in the Restated Bylaws must be followed for calling a meeting. Action without a meeting requires written consent by all shareholders entitled to vote.

ITEM 2.  EXHIBITS.

The securities described herein are to be registered on the New York Stock Exchange, on which no other securities of the Registrant are registered. Accordingly, the following exhibits required in accordance with Part II to the Instructions as to the exhibits on Form 8-A have been duly filed with the New York Stock Exchange:

      a) Registrants Form 10-K Annual Report for the fiscal year ended August 31, 1994;
      b) Registrant's Form 10-Q Quarterly Report for the quarter ended November 30, 1994;
      c) Registrant's Form 10-Q Quarterly Report for the quarter ended February 28, 1995;
      d) Registrant's Form 10-Q Quarterly Report for the quarter ended May 30, 1995;
      e) Definitive Proxy Statement and accompanying Notice with respect to Registrant's Annual Shareholders' Meeting held on February 28, 1995;
      f) Articles of Incorporation of Registrant, as amended ;
      g) Amended and Restated Bylaws of Registrant;
      h) Rights Agreement, as amended and restated December 13, 1994, including the exhibits thereto;
      i) Specimen of Registrant's Common Stock certificate; and
      j) Registrant's Annual Report to Shareholders with respect to its fiscal year ended August 31, 1994.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    PIONEER HI-BRED INTERNATIONAL, INC.


                                    By:________________________________
                                         Dwight G. Dollison
                                         Vice President and Treasurer




Date:  October 18, 1995


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